Mail Stop 4561

April 29, 2010

Mr. Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

>   **Re: Park Electrochemical Corp.**
>   **Form 10-K Filed on May 15, 2009**
>   **Form 8-K Filed on December 22, 2009**
>   **File No. 001-04415**

Dear Mr. Shore:

We have reviewed your response letter dated March 19, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2010.

Form 10-K For the Fiscal Year Ended March 1, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prior Comment No. 1

1. We are considering your responses to prior comments regarding the derecognition of the liabilities associated with the company's Dielektra GmbH subsidiary. You have described the court's 2009 dismissal of "the claim of the insolvency administrator…in its entirety and released the Company from any obligation or liability with respect to such claim." Paragraph 16b of SFAS 140 defines extinguishment of liabilities as the legal release, judicially or by the creditor, of the debtor from being the primary obligor, while SFAS 5 requires a liability be recorded if it is probable and estimable. Given your description of the court's dismissal, please explain the reasons why the dismissal does not qualify as a legal

release pursuant to SFAS 140. Discuss the specific terms of the court's dismissal, that is, does there remain some possibility of a claim in a different jurisdiction?

2. Tell us why you believe that the liabilities were subject to SFAS 5 upon the insolvency of your German subsidiary. That is, indicate why the liabilities do not remain in the scope of the accounting literature used to initially recognize those liabilities. Explain why the probability of a claim being asserted is determinative of being legally released from your obligation and why you believe that use of SFAS 5 is the proper literature to account for both the recognizing and derecognizing of these liabilities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief